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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

Commission File Number 0-22672

AURIZON MINES LTD.

(Translation of registrant’s name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F ٱ

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ٱ       No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AURIZON MINES LTD.

(Registrant)

Signed “Julie A. S. Kemp”

Date  January 14, 2003

By

JULIE A. S. KEMP, Corporate Secretary

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

i.

makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

ii.

files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

iii.

distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning; changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of securityholders; transactions with directors, officers or principal securityholders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

(1) The Form 6-K report shall consist of a cover page, the report or document furnished by the issuer, and a signature page. An issuer must submit the Form 6-K report in electronic format via the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232) except as discussed below. An issuer submitting the Form 6-K in electronic format must provide the signatures required for the Form 6-K report in accordance with Regulation S-T Rule 302 (17 CFR 232.302). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) An issuer may submit a Form 6-K in paper under:

  Regulation S-T Rule 101(b)(1) (17 CFR 232.101(b)(1)) if the sole purpose of the Form 6-K is to furnish an annual report to security holders;

  Regulation S-T Rule 101(b)(7) to provide a report or other document that the issuer must furnish and make public under the laws of the jurisdiction in which it is incorporated, domiciled or legally organized (the issuer's "home country"), or under the rules of the home country exchange on which the issuer's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the issuer's security holders, and, if discussing a material event, including the disclosure of annual audited or interim consolidated financial results, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR; or

  a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202).

Note to paragraph (2): An issuer that is or will be incorporating by reference all or part of an annual or other report to security holders, or of any part of a paper Form 6-K, into an electronic filing must file the incorporated portion in electronic format as an exhibit to the filing in accordance with Regulation S-T Rule 303(b) (17 CFR 232.303(b)).

(3) When submitting a Form 6-K in paper under one of the above rules, an issuer must check the appropriate box on the cover page of the Form 6-K. When submitting a Form 6-K in paper under a hardship exemption, an issuer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form 6-K.

(4) An issuer furnishing the Form 6-K in paper under one of the above rules, or as otherwise permitted by the Commission, must deposit with the Commission eight complete copies of the Form 6-K report. An issuer must also file at least one complete copy of the Form 6-K with each United States stock exchange on which any security of the issuer is listed and registered under Section 12(b) of the Exchange Act. The issuer must have signed at least one of the paper copies deposited with the Commission and one filed with each United States stock exchange in accordance with Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) when submitting the Form 6-K in paper to the Commission. An issuer submitting the Form 6-K in paper must also conform the unsigned copies. When submitting the Form 6-K in electronic format to the Commission, an issuer may submit a paper copy containing typed signatures to each United States stock exchange in accordance with Regulation S-T Rule 302(c) (17 CFR 232.302(c)).

D.

Treatment of Foreign Language Documents.

(1) An issuer must submit the Form 6-K report in electronic format in the English language in accordance with Regulation S-T Rule 306 (17 CFR 232.306) and Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)), as referenced in Regulation S-T Rule 306(a) (17 CFR 232.306(a)), except as otherwise provided by this Form. An issuer submitting the Form 6-K in paper must meet the requirements of Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)). In accordance with, or in addition to, the list of documents specified in Exchange Act Rule 12b-12(d)(2) (17 CFR 240.12b-12(d)(2)), an issuer must provide a full English translation of the following documents furnished under cover of Form 6-K whether submitted electronically or in paper:.

  press releases;

  communications and other documents distributed directly to security holders for each class of securities to which a reporting obligation under Exchange Act Section 13(a) or 15(d) pertains, except for offering circulars and prospectuses that relate entirely to securities offerings outside the United States ("foreign offerings"); and

  documents disclosing annual audited or interim consolidated financial information.

(2) In addition to the documents specified in Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)), an issuer may furnish under cover of Form 6-K, whether submitted electronically or in paper, an English summary instead of a full English translation of a report required to be furnished and made public under the laws of the issuer's home country or the rules of the issuer's home country stock exchange, as long as it is not a press release and is not required to be and has not been distributed to the issuer's security holders. Such a document may include a report disclosing unconsolidated financial information about a parent company.

(3) An issuer is not required to submit under cover of Form 6-K an offering circular or prospectus that pertains solely to a foreign offering, even when an English translation or English summary is available, if the issuer has already submitted a Form 6-K or filed a Form 20-F or other Commission filing on EDGAR that reported material information disclosed in the offering circular or prospectus. If an issuer has not previously disclosed this material information to the Commission, it may submit in electronic format under cover of Form 6-K an English translation or English summary of the portion of the foreign offering circular or prospectus that discusses the new material information.

(4) Any submitted English summary must meet the requirements of Exchange Act Rule 12b-12(d)(3)(ii) (17 CFR 240.12b-12(d)(3)(ii)). An issuer may submit the unabridged foreign language report or other document along with the English summary or English translation as permitted by Regulation S-T Rule 306(b) (17 CFR 232.306(b)) for electronic filings and Exchange Act Rule 12b-12(d)(4) (17 CFR 240.12b-12(d)(4)) for paper filings.

Exhibit Index for January 14, 2004 Form 6-K

1.0

News Release Issue No. 1 – 2004 dated January 14, 2004

1.1

News Release Issue No. 2 – 2004 dated January 14, 2004

Shares Listed: Toronto Stock Exchange
TSX Ticker Symbol - ARZ
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No.  20  - 2003

JANUARY 14, 2004
FOR IMMEDIATE RELEASE

AURIZON REPORTS DRILL RESULTS FROM CASA BERARDI WEST MINE

Aurizon Mines Ltd is pleased to report assay results from its widely spaced drill campaign on the extension of Zone 113 and Zones 118 to 120 at the Casa Berardi Project in north-western Quebec.

Five holes confirmed the continuity between three mineralized horizons and the resources in Zones 118-120.  These three horizons are located along the Casa Berardi fault, and 100 metres and 200 metres south of the fault ..   The b est results returned 4.1 grams of gold per tonne over 15.6 metres and 5.9 grams of gold per tonne over 5.0 metres.

In addition, two infill holes drilled in the upper levels of Zones 118 – 120 confirmed the continuity of the structure.

“The current program has successfully extended mineralization over 1,000 metres east of the proposed shaft with deep surface drilling.  Future infill drilling will be performed more efficiently from underground.” said Michel Gilbert, Aurizon’s General Manager.

Section between Zones 118-120 and newly discovered horizons

In the upper level, hole S88 tested the western extension of previously reported hole s S85 and S86, and returned a similar grade and width along the same horizon located 100 metres south of the Casa Berardi fault.  Gold is associated with sulfide rich altered volcanic s ..

Hole		Gold (grams/tonne)	Width (metres)		Gold (grams/tonne)	Width (metres)

S88	Newly reported	5.9	5.0	including	-	-
S85	Previously reported	7.2	7.0	including	19.6	2.0
S86	Previously reported	5.1	5.7	including	-	-

JANUARY 14, 2004
AURIZON REPORTS DRILL RESULTS FROM CASA BERARDI WEST MINE

Hole S89 intersected a stockwork with small veinlets located 150 metres south of the Casa Berardi fault.  Small visible gold grain s could be seen within veinlets.

Hole		Gold (grams/tonne)	Width (metres)		Gold (grams/tonne)	Width (metres)

S89	Newly reported	3.6	4.5	including	7.4	2.1

Holes S81A, S87 and S87B intersected a 10 to 36 metre wide large stockwork located along the Casa Berardi fault, where gold is associated with sulphide enrichment on the hanging wall of the veinlets.  Intersections can be correlated with previously reported hole S70 located 220 metres above hole S81A and, respectively, 145 and 185 metres west of holes S87 and S87B where similar grades and thickness were encountered.

Hole		Gold (grams/tonne)	Width (metres)		Gold (grams/tonne)	Width (metres)

S81A	Newly reported	1.8	10.3	including	-	-
S87	Newly reported	1.1	36.5	including	6.9	2.7
S87B	Newly reported	4.1	15.6	including	5.2	3.5
S70	Previously reported	3.7	15.3	including	8.2	3.9

Summary

Aurizon has successfully completed the West Mine exploration diamond drill program, initiated in 2002, to expand resources and, ultimately, increase the reserves.  This phase focused on the extensions of Zone 113 and Zones 118-120 and on deep exploration targets east and below resources and reserves.  Aurizon has now moved its surface exploration program 3 kilometres east to the East Mine area.  Two surface rigs are expected to be active throughout 2004.

Aurizon has commenced the underground definition drilling program from the exploration drift at the 550 metre level on Zone 113 in the Casa Berardi West Mine.  Up to three underground rigs should be active over the next five months, drilling on an initial spacing of 25 metres lateral ly by 50 metres vertical ly ..  Initial results from the program should be available during the second quarter of 2004.

Aurizon has also initiated engineering studies in order to update the 2000 feasibility study, taking into account the impact of the current underground and surface programs.

JANUARY 14, 2004
AURIZON REPORTS DRILL RESULTS FROM CASA BERARDI WEST MINE

Quality Control

Drill core assays are performed on split or core sawed in half, with standard fire assay procedures and gravimetric finition.  Check assaying is performed on the pulp and rejects on any sample yielding gold grades greater than 1.0 gram/tonne. Primary assaying is performed by Laboratoire Bourlamaque of Val d’Or, active in the mining industry since 1935.  Chemex of Val-d’Or provides check assays on rejects.

Drill hole planning, implementation and the quality control program is supervised by
Martin Demers P.Geol., Principal Exploration Geologist, who is an appropriately qualified person as defined by National Instrument 43-101.

Additional Information

A sketch indicating the location of the drill holes described herein is attached to this news release.  If you are unable to view this information, please download this news release from Aurizon’s website at http://www.aurizon.com or contact the Company at the numbers listed below.  All other information previously released on the Casa Berardi project is also available on the Aurizon website.

Aurizon is a Canadian gold producer with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.

JANUARY 14, 2004
AURIZON REPORTS DRILL RESULTS FROM CASA BERARDI WEST MINE

Casa Berardi Project 2003 Drill Results – West Mine
	Hole		Easting	From metres	To metres	Width metres	True Width metres	GoldGrade Grams/tonne
Principal Zone down dip extension, along Casa Berardi fault (See Sketch 1 and 2)
Newly reported	S77G	On CBF	12056	585.5	592.2	6.7	6.7	1.2

	S79B	50m south of CBF	12261	541.0	546.6	5.6	5.6	1.8

	S81A	On CBF	12120	1310.0	1320.3	10.3	10.3	1.8

	S87	On CBF	12255	835.5	876.0	40.5	36.5	1.1
			12253	873.0	876.0	3.0	2.7	6.9

	S87B	On CBF	12290	766.3	808.5	42.2	36.0	2.8
			12290	766.3	784.5	18.2	15.6	4.1
			12290	767.0	771.0	4.1	3.5	5.2

Principal Zone, down dip extension, 100-150 metres south of the Casa Berardi Fault (See Sketch 2)
	S81A	100m south of CBF	12100	1166.9	1170.4	3.5	3.5	4.5
				1170.0	1170.4	0.4	0.4	38.9

	S88	150 south of CBF	12410	408.8	415.2	6.4	5.0	5.9

	S89	150m south of CBF	12373	612.0	616.5	4.5	4.5	3.6
			12373	612.0	614.1	2.1	2.1	7.4

Sketch 1

10400E
10800E
11200E
11600E
12000E
12400E
12800E
WEST
PRINCIPAL
CROWN PILLAR
280m level track drift
-400m
-800m
ZONE 113
Jan. 01
U/G EXPLORATION PROGRAM
PROPOSED SHAFT 114 PROJECT
S-88
5.9/5.0
S85
7.2/7.0
S86
5.1/5.7
S-77G
1.2/6.7
S-79B
1.8/5.6
S-89
3.6/4.5
S-87B
4.1/15.6 incl. 5.2/3.5
S70
8.2/3.9
S-87
1.1/36.5 incl. 6.9/2.7
S-81A
1.8/10.3
Legend
Existing Infrastructure
Mineral Reserves
6,9 MT @ 6.7 g/t Au
(1,505,500 ounces)
Mineral Resources
5,8 MT @ 7.0 g/t Au
(1,300,000 ounces)
Past Production
(688,000 ounes)
Newly Reported
Piercing Point
0
200m
(Legend: 4.1/15.6 = g/t Au/m)
AURIZON MINES LTD.
CASA BERARDI PROJECT
QUEBEC
Vertical Longitudinal Section
Principal and West Mine Area
January 14, 2004

Reference: NR Issue No. 1 - 2004

Sketch 2

AURIZON MINES LTD.
CASA BERARDI PROJECT
JANUARY 14, 2004

6.4 km
Mill (2200 t/d)
SURFACE
DECLINE
Lower Inter
111
113
WEST
PRINCIPAL
EAST
Decline
280 Level Track Drift
160
118-120 AREA
S-77G
S-79B
S-88
S-89
S-87B
S-87
S-81A
-400m
-800m
-1200m
10400E
11200E
12000E
12800E
13600E
14400E
15200E
16000E
2003 Inventory (South of Casa Berardi Fault)
2003 Inventory (North of Casa Berardi Fault)
Past Production
Exploration Area
Newly released holes
0
0.5
1.0 km
Casa Berardi Gold Anomaly Plan View
Gold Anomaly (North of Casa Berardi Fault)
(Legend: 5.9/5.0 = g/t Au/m)
1.2/6.7
1.1/36.5
Inc. 6.9/2.7
2.8/36.0
Inc. 4.1/15.6
or 5.2/3.5
1.8/10.3
4.5/3.5
Inc. 38.9/0.4
1.8/5.6
5.9/5.0
3.6/4.5
Inc. 7.4/2.1
South Fault
Casa Berardi Fault
S-77G
S-79B
S-81A
S-87B
S-87
S-88
S-89
Gold Anomaly (South of Casa Berardi Fault)
10500N
10000N
9500N
10400E
11200E
12000E
12800E
13600E
14400E
15200E
16000E

Reference: NR Issue No. 1 - 2004

Shares Listed: Toronto Stock Exchange
TSX Ticker Symbol - ARZ
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No.  20  - 2003

JANUARY 14, 2004
FOR IMMEDIATE RELEASE

AURIZON COMMENCES EXPLORATION AT CASA BERARDI EAST MINE

Aurizon Mines Ltd reports that its surface exploration program has now moved three kilometres east from the West Mine area at Casa Berardi, to test the exploration potential of the former East mine area.  Two surface rigs are expected to be active throughout 2004.

Hole S90

The first hole of the program, S90, drilled 600 metres east of the former East Mine returned 20.6 grams of gold per tonne over a 3 metre minimum mining width.  This mineralization is approximately 150 metres south and 25 metres below the bottom of the 379 metre East Mine shaft that was constructed in 1995.  Hole S90 intersected a stockwork located 150 metres south of the Casa Berardi fault, which hosts the East Mine deposit.  Gold is mainly restricted to a 0.65 metre wide vein, which returned 80.0 grams/tonne.  Over 71 visible gold grains have been seen within the vein.

Drilling by the previous owners of the mine intersected vein material in a low sulphide, altered volcanic unit south of the deposit in the upper mine levels, 100 metres above hole S90.  Grades within this unit vary from 1.0 grams/tonne up to 30.0 grams/tonne gold.  The vein intersections did not exceed 1.0 metre in width.

 Summary

Aurizon recently completed the first phase of its exploration diamond drill program at the West Mine, to expand resources and, ultimately, increase the reserves.  The program has successfully extended mineralization over 1,000 metres east of the proposed shaft location.  Future infill drilling will be performed more efficiently from the available underground access.

The surface exploration program has now moved to the East Mine, which produced 1,682,000 tonnes at 6.34 grams/tonne or approximately 344,200 ounces of gold between 1988 and 1997.

Compilation by Aurizon, of drilling completed by the previous mine operator, indicates the potential to find new resources at the East Mine.  Significant gold intersections were obtained at the edge of the area covered by previous drilling, such as 10.3 grams/tonne over 9.8 metres, 11.7 grams/tonne over 16.0 metres and 5.5 grams/tonne over 12.1 metres.  Also, mineralization is present on both sides of the Casa Berardi fault in a similar geological context to the West mine and Principal zones, which are respectively located south and north of the Casa Berardi fault.

JANUARY 14, 2004
AURIZON COMMENCES EXPLORATION AT CASA BERARDI EAST MINE

As the area covered by previous exploration is restricted to a 50 metre corridor surrounding the East Mine underground infrastructure, the current program will primarily focus on wide spaced drilling in order to define priority targets.  Follow-up closer spaced drilling, of the most significant results will follow.

Quality Control

Drill core assays are performed on split or core sawed in half, with standard fire assay procedures and gravimetric finition.  Check assaying is performed on the pulp and rejects on any sample yielding gold grades greater than 1.0 gram/tonne.  Primary assaying is performed by Laboratoire Bourlamaque of Val d’Or, active in the mining industry since 1935. Chemex of Val-d’Or provides check assays on rejects.

Drill hole planning, implementation and the quality control program is supervised by Martin Demers P.Geol., Principal Exploration Geologist, who is an appropriately qualified person as defined by National Instrument 43-101.

Additional Information

A sketch indicating the location of the drill holes described herein is attached to this news release.  If you are unable to view this information, please download this news release from Aurizon’s website at http://www.aurizon.com or contact the Company at the numbers listed below.  All other information previously released on the Casa Berardi project is also available on the Aurizon website.

Aurizon is a Canadian gold producer with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.

AURIZON MINES LTD.
CASA BERARDI PROJECT
JANUARY 14, 2004

6.4 km
Mill (2200 t/d)
SURFACE
DECLINE
Lower Inter
111
-400m
280 Level Track Drift
Decline
160
S-90
113
PRINCIPAL
EAST
WEST
-800m
118-120 AREA
11.7/16.0
5.5/12.1
10.3/9.8
-1200m
10400E
11200E
12000E
12800E
13600E
14400E
15200E
16000E
2003 Inventory (South of Casa Berardi Fault)
2003 Inventory (North of Casa Berardi Fault)
Previous ddh piercing point
Past Production
Exploration Area
Newly released holes
0
0.5
1.0 km
Casa Berardi Gold Anomaly Plan View
(Legend: 20.6/3.0 = g/t Au/m)
Gold Anomaly (North of Casa Berardi Fault)
10500N
Casa Berardi Fault
20.6/3.0
S-90
10000N
South Fault
Gold Anomaly (South of Casa Berardi Fault)
9500N

Reference: NR Issue No. 2 - 2004